Exhibit 3.1

GREAT ELM CAPITAL GROUP, INC.

CERTIFICATE OF AMENDMENT OF ITS

CERTIFICATE OF INCORPORATION

Great Elm Capital Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors (the “Board”) of the Corporation, the Board resolved that the Certificate of Incorporation of this corporation be amended by changing clause (I) of Part I – Definitions of Article XIV so that, as amended, said clause shall be and read as follows:

(I) “Expiration Date” means the earliest of (1) the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that this Article XIV is no longer necessary or desirable for the preservation of Tax Benefits, (2) the close of business on the first day of a taxable year of the Corporation as to which the Board of Directors determines that no Tax Benefits may be carried forward and (3) such date as the Board of Directors shall fix in accordance with Part XII of this Article XIV.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of 17 October 2017.

By:

Name:Richard S. Chernicoff

Title:President